SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                           Yellowave Corporation
                          -------------------------
                              (Name of Issuer)

                    Common Stock, Par Value $.03 per share
                         --------------------------
                        (Title of Class of Securities)

                                   985634104
                         --------------------------
                                (CUSIP Number)

                               John M. Gaioni, Esq.
                    Ackerman, Levine, Cullen & Brickman, LLP
                                 175 Great Neck Road
                            Great Neck, New York  11021
                                  516-829-6900
                            -------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                           --------------------------
         (Date of Event which Requires Filing of this Statement)

             If the  filing  person has  previously  filed a  statement on
Schedule 13G to report the  acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















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CUSIP No. 985634104                 13D                     Page 2 of 7



-----------------------------------------------------------------------------

1.     Names of Reporting Persons.
       S.S. or IRS Identification Nos. of Above Persons (entities only)

       Shera Corp.       ID#C12420-99
-----------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)X
      (b)

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3.     SEC Use Only

-----------------------------------------------------------------------------

4.     Source of Funds (See Instructions)*

       OO
-----------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------------------

6.     Citizenship or Place of Organization
       Nevada

-----------------------------------------------------------------------------

Number of Shares               7. Sole Voting Power 975,822 shs.
Beneficially Owned
by Each Reporting              8. Shared Voting Power -0-
Person With
                               9. Sole Dispositive Power 900,822 shs.

                              10. Shared Dispositive Power -0-


11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       900,822 shs.
-----------------------------------------------------------------------------

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       Excludes 75,000 shs. underlying presently excercisable option as which Shera Corp. has voting power.
-----------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)

       31.8%
-----------------------------------------------------------------------------

14.    Type of Reporting Person*

       CO
-----------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!






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


CUSIP No. 985634104                 13D                     Page 3 of 7



-----------------------------------------------------------------------------

1.     Names of Reporting Persons.
       S.S. or IRS Identification Nos. of Above Persons (entities only)

       Ron Oren
-----------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) X
      (b)

-----------------------------------------------------------------------------

3.     SEC Use Only

-----------------------------------------------------------------------------

4.     Source of Funds (See Instructions)*

       N/A
-----------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------------------

6.     Citizenship or Place of Organization

       United States
-----------------------------------------------------------------------------

Number of Shares               7. Sole Voting Power 975,822 shs.
Beneficially Owned
by Each Reporting              8. Shared Voting Power -0-
Person With
                               9. Sole Dispositive Power 900,822 shs.

                              10. Shared Dispositive Power -0-


11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       900,822 shs.
-----------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares Excludes 75,000 shs underlying presently exercisable option as to which Mr. Oren has voting power, also excludes 780,000 exercisable options owned by Mr. Oren and 300,000 exercisable options owned by Laura Ballegeer, wife of Mr. Oren.

-----------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)

       31.8%
-----------------------------------------------------------------------------

14.    Type of Reporting Person*

       IN
-----------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!







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CUSIP No. 985634104                 13D                     Page 4 of 7


ITEM 1.           SECURITY AND ISSUER.

      This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.03 per share (the "Common Stock"), of Yellowave Corporation ("Issuer"). The principal executive offices of Issuer are located at 11777 San Vicente Blvd., #505, Los Angeles, California 90049.

ITEM 2.           IDENTITY AND BACKGROUND.

      Shera Corp., a Nevada Corporation. Principal Business: personal holding company.

     Principal offices: 9461 Charleville Blvd., Suite 546, Beverly Hills, CA 90212.

     During the last 5 years, none of the reporting persons have been convicted in a criminal proceeding and none of them are or have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Ron Oren is the sole trustee of the Oren Family Trust, which is the sole shareholder of Shera Corp. Mr. Oren's business adress is c/o Yellowave Corporation, 11777 San Vicente Blvd., suite 505, Los Angeles, CA 90049. Mr. Oren is Chairman of Yellowave Corporation.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares owned by the reporting person were purchased for an aggregate purchase price of $1.33. The source of such funds was private funds held by Shera Corp.



























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CUSIP No.985634104                    13D                     Page 5 of 7


ITEM 4.           PURPOSE OF TRANSACTION.

     The shares owned by the reporting persons were acquired with the purpose of acquiring effective voting control of the issuer. As a result of the acquisition, the reporting persons acquired control of the Board of Directors of the issuer. The reporting persons intend to cause the issuer to reincorporate in Nevada, sell its existing hair care salon assets and commence making acquisitions in the internet and telecommunications industries.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     Shera Corp. (1)(2) - 975,822 shs.; 34.4%
     Ron Oren (2)(3) - 2,055,822 shs.; 52.6%


     (1) Shares include an option to purchase 75,000 shares.
     (2) Percentage ownership based on number of outstanding shares, as increased by outstanding options in favor of shareholder.
     (3) Shares consist of 900,822 shares and 75,000 options held by Shera Corp.; 80,000 options held by Ron Oren; and 300,000 options held by Laura Ballegeer, the wife of Mr. Oren.

         Mr. Oren has sole power to vote and dispose of the shares held by Shera Corp. None of the options held by Mr. Oren have been exercised and the underlying shares may not be voted.

         There have been no transactions by the reporting persons in any securities of the issuer within the past 60 days.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts or arrangements among the reporting persons with respect to the securities of the issuer, although Mr. Oren is sole trustee of the sole shareholder of Shera Corp. and has sole power to vote and dispose of the shares held by Shera Corp. Pursuant to the terms of the agreement under which Shera Corp. acquired its shares from the former principal shareholders of the issuer, Shera Corp. has an option to acquire 75,000 share of common stock of the issuer from one of such former principal shareholders.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1. Joint Filing Agreement between Shera Corp. and Ron Oren

























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CUSIP No. 985634104                13D                     Page 6 of 7



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    SHERA CORP.

                    /s/Ron Oren
               By:-------------------------------------


                    /s/Ron Oren
                 --------------------------------------



April __, 2000













































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

CUSIP No. 985634104                13D                     Page 7 of 7


                                EXHIBIT 1

            JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

     The undersigned hereby agree that the statement on Schedule 13D with
respect to the shares of Yellowave Corporation dated as of April   , 2000 is,
and any amendments thereto (including any amendments on Schedule 13D) signed by each of the undersigned, shall be filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: April   , 2000


                              By: /s/Ron Oren
                                  ---------------------------
                                  Name: Ron Oren
                                  Title: Individually


                              SHERA CORP.

                              By: /s/Ron Oren
                                  ----------------------------
                                  Name: Ron Oren
                                  Title: President






















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